

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

December 14, 2021

Gerald Easterling
Chief Executive Officer
NaturalShrimp Incorporated
15150 Preston Road, Suite #300
Dallas, TX 75248

> **Re:  NaturalShrimp Incorporated**
> **Registration Statement on Form S-1**
> **Filed December 8, 2021**
> **File No. 333-261530**

Dear Mr. Easterling:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Mr. Steven Lipstein, Esq.